FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2010

D. MEDICAL INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

7 Zabotinsky St.
Moshe Aviv Tower
Ramat-Gan 52520
Israel
+972 (3) 611-4514
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
1180 Avenue of the Americas, Suite 210
New York, NY 10036
(800) 927-9801
(Name, address, including zip code and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Information contained in this Form 6-K

On November 3, 2010, D. Medical Industries Ltd. (the "Company") reported on resolutions adopted by the Company's board of directors regarding the compensation of the Company's chief executive officer and the grant of options to executive officers, employees and consultants of the Company. A copy of the report is annexed hereto as Exhibit 99.1.

Exhibits

Exhibit 99.1
A notice filed in Israel on November 3, 2010, reporting on resolutions adopted by the registrant's board of directors regarding the compensation of the registrant's chief executive officer and the grant of options to executive officers, employees and consultants of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D. Medical Industries Ltd.

Date: November 3, 2010	By:	/s/ Amir Loberman
Amir Loberman
Chief Financial Officer